As filed with the Securities and Exchange Commission on August 4, 2017

Registration No. 333-203133

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1 to

FORM F-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant's name into English)

State of Israel	Not Applicable

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Galmed Pharmaceuticals Ltd.

16 Ze’ev Tiomkin Street

Tel Aviv, Israel 6578317

Tel: +972.3.693.8448

(Address and telephone number of Registrant’s principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, DE 19715
(302) 738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gary Emmanuel, Esq.

McDermott Will & Emery LLP

340 Madison Avenue

New York, NY 10173

(212) 547-5400

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

Explanatory Note

Galmed Pharmaceuticals Ltd. (the “Company”) is filing this Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form F-3 (this “Amendment”) pursuant to Rule 462(d) under the Securities Act of 1933, as amended, (the “Securities Act”) solely to file, as Exhibit 99.1, the Signature of the Authorized Representative in the United States, which was inadvertently not included in the original Form F-3 filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2015 (Registration No. 333-203133) (the “Original Form F-3”). This Amendment shall become effective upon filing with the Commission in accordance with Rule 462(d) under the Securities Act.

This Amendment speaks as of the filing date of the Original Form F-3, does not reflect events that have occurred after the filing date of the Original Form F-3, and does not amend, modify or update in any way disclosures made in the Original Form F-3 except as set forth in this explanatory note.

Exhibit Index

Exhibit No.	Description

99.1	Signature of the Authorized Representative in the United States

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tel Aviv, State of Israel on this 4th day of August, 2017.

GALMED PHARMACEUTICALS LTD.

By:	/s/ Allen Baharaff
Name: Allen Baharaff
Title: President and Chief Executive Officer

In accordance with the requirements of the Securities Act of 1933, this Registration Statement or amendment thereto has been signed by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE

*	Chairman of the Board, Class III Director;	August 4, 2017
Chaim Hurvitz	Chairperson of the R&D Committee

/s/ Allen Baharaff	President and Chief Executive Officer, Class II	August 4, 2017
Allen Baharaff	Director (Principal Executive Officer)

/s/ Yohai Stenzler	Chief Financial Officer	August 4, 2017
Yohai Stenzler	(Principal Financial and Accounting Officer)

*	Class III Director	August 4, 2017
William Marth

*	Director; External Director; Chairperson of the Audit	August 4, 2017
Tali Yaron-Eldar	Committee; Chairperson of the Remuneration
Committee
*		August 4, 2017
David Sidransky, M.D.	Director; External Director

* By:	/s/ Allen Baharaff,
Allen Baharaff, Attorney-in-Fact